UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Coty Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
222070203
(CUSIP Number)
April 1, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222070203		13G	Page 2 of 8 pages

1	Name of Reporting Persons Mousseluxe S.à.r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 15,428,222

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,428,222

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,428,222

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 16.1%(1)

12	Type of Reporting Person CO

(1)   Calculations are based upon (i) 80,180,719 shares of Class A Common Stock of the Issuer reported as outstanding as of February 3, 2015 in the Form 10-Q filed by the Issuer on February 5, 2015 plus (ii) the 15,428,222 newly issued shares reported herein as beneficially owned.

CUSIP No. 222070203		13G	Page 3 of 8 pages

1	Name of Reporting Persons Charles Heilbronn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 15,428,222

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,428,222

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,428,222

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 16.1%(1)

12	Type of Reporting Person IN

 (1)  Calculations are based upon (i) 80,180,719 shares of Class A Common Stock of the Issuer reported as outstanding as of February 3, 2015 in the Form 10-Q filed by the Issuer on February 5, 2015 plus (ii) the 15,428,222 newly issued shares reported herein as beneficially owned.

SCHEDULE 13G

Item 1(a)	Name of Issuer.

The name of the issuer is Coty Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices.

The principal executive offices of the Issuer are located at 350 Fifth Avenue, 17th Floor, New York, NY 10016

Item 2(a)	Name of Person Filing.

(1) Mousseluxe S.à.r.l.
(2) Charles Heilbronn

Item 2(b)	Address of Principal Business Office.

Mousseluxe S.à.r.l.:
65 boulevard Grande Duchesse Charlotte
L-1331 Luxembourg

Charles Heilbronn:
c/o Mousse Partners Limited
9 West 57th Street, 44th Floor
New York, New York 10019

Item 2(c)	Citizenship.

Mousseluxe S.à.r.l.: Luxembourg

Charles Heilbronn: France

Item 2(d)	Title of Class of Securities.

Class A Common Stock.

Item 2(e)	CUSIP Number.

222070203

Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 1 and 5 through 11 of the cover page hereto for each of Mousseluxe S.à.r.l. and Charles Heilbronn and is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person  has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015	MOUSSELUXE S.À.R.L. By: /s/ Charles Heilbronn Name: Charles Heilbronn Title: Authorized Signatory
Dated: April 2, 2015	/s/ Charles Heilbronn Name: Charles Heilbronn

Schedule 13G Signature Page